May 9, 2008

Mail Stop 6010

Ronald Jankov
President and Chief Executive Officer
NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, California 94043

>   **Re: NetLogic Microsystems, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 0-50838**

Dear Mr. Jankov:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

1.   We note your executive compensation incorporated by reference into your Form 10-K from your definitive proxy statement filed on April 17, 2008. You disclose under "Bonuses" on page 12 of your proxy statement that bonuses are payable to the named executive officers based on the achievement of annual corporate strategic and financial goals. In your future filings, as applicable, please disclose the specific corporate and financial performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of such information, on a historical basis, would result in competitive

harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific corporate and financial performance goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Also see "Performance Targets" in Staff Observations in the Review of Executive Compensation Disclosure (10/09/07), available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

2.   We note footnote 4 to your "Grants of Plan-Based Awards" table states that "[t]he dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payments," (SFAS 123R), but excluding any estimate of future forfeitures and reflecting the effect of any actual forfeitures." Please reconcile for us this description with the column title "Grant Date Fair Value of Stock and Option Awards" and clarify for us what these amounts represent. Further we note that footnotes 1 and 2 to your Summary Compensation Table provide the same explanation. Please clarify if this is correct and whether both of these amounts represent the amount of stock expense recognized in fiscal 2007.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3635 if you have any questions.

Sincerely,

Tim Buchmiller
Senior Attorney